Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

Subject Company: Gentiva Health Services, Inc.

Form S-4 File Number: 333-200454

Better Together
&

January 20, 2015

Kindred Healthcare & GENTIVA

Better Together / Employee Transition Q&A

All transitions come with some amount of uncertainty, but we want to be as transparent as possible throughout this time. The following Q&A explains the upcoming changes and important information related to Gentiva's integration with Kindred.

What happens if a person is provided an expected termination date and their work is transitioned before the expected termination date? Is the individual terminated early or are they paid through the identified termination date? If their manager agrees, can they be excused early and still be eligible for severance?

If excused early, we will pay through the date and severance will be provided.

What happens to an employee's benefits if a person is terminated? Is there a subsidized continuation of medical/dental during the severance time period?

Gentiva employees who are currently on the Gentiva health plan and are given a severance package will receive $400 a month for each month of severance offered.

If an employee is terminated, can the employee keep their cell phone number and equipment?

All company equipment must be returned and cannot be purchased. Non-sales people may keep their cell phone numbers.

Will an employee receive severance if they choose to leave prior to the end date identified by Kindred?

No, they will not receive severance if they choose to leave prior to the date indicated in their severance agreement.

Will there be any changes to my medical benefits?

Through the end of 2015, Gentiva employees will continue with their selected medical benefits plan. In 2016, we will provide a unified benefits program for the combined company.

Will my PTO be affected?

Through the end of 2015, Gentiva employees will continue with their current PTO program, which includes the number of hours you earn, the maximum sick bank you may maintain and how you use the time.

Will Kindred maintain the Gentiva discount programs?

Your current discount programs will continue for all of 2015. Kindred also has a wide variety of negotiated discounts with an array of phone service providers and others and we will communicate the full nature of these discount programs and other programs that feature employee preferred pricing after Day 1.

Will there be any changes to my 401(k) plan?

No changes will occur to your Gentiva 401(k) plan in 2015. In 2016, the Gentiva 401(k) plan will merge into the Kindred 401(k) plan.

What does this mean for our Gentiva stock?

Under the terms of the agreement, Gentiva shareholders will receive $14.50 per share in cash and $5.00 of Kindred common stock (which equates to 0.257 shares of Kindred common stock

i

based upon an agreed upon ?xed exchange ratio). Will outplacement services be provided to those We value your investment in Gentiva and your impacted? continued support in Kindred. Yes, group outplacement services will be provided to those employees who receive a severance. These services When can Gentiva Stockholders expect to receive the will be provided onsite at Gentiva. You will receive money and stock from the purchase of Gentiva? additional outplacement information within 30 days. We currently expect the closing of the transaction to occur in the ?rst quarter of 2015. Promptly after the As a current Gentiva employee, will I be required to merger is completed, an exchange agent on our behalf reapply for my position once the merger is complete? will send to each record holder of Gentiva common stock No, you will not have to reapply to keep your a letter of transmittal and instructions for surrendering or current position. transferring Gentiva shares in exchange for the merger consideration. If you are a stockholder, you were sent a What if I report to someone who works remotely? proxy statement of Gentiva and a prospectus of Kindred If you report to someone who works remotely, that will include more information on the process for you will meet in person for the initial offer letter receiving your merger consideration. We urge you to discussion and have regular touch point calls to discuss read these materials when they become available. your responsibilities and any potential knowledge transfer activities.
What will happen to the Gentiva travel reimbursement policies? Will I need to do anything to get ready for Day 1?
We are reviewing the current processes for both Gentiva We will provide all employees joining Kindred with an and Kindred and will communicate new processes for Employee Readiness Guide – Your Passport to Kindred – requesting and booking travel and reimbursement shortly after Day 1. This guide will outline information if/when any changes are made. needed for Day 1 and beyond. During this transition period the most important thing for you is to remain focused on doing your daily job.
ii

Better Together FAQs

Over the past few months, we have received over 200 questions in response to our Better Together newsletter from many of you wanting to know more about our transition to Kindred. We appreciate all your thoughtful questions and are continuing to work to communicate information as soon as it is available. To help make this information easy-to-access, we have developed a Frequently Asked Questions (FAQ) Guide from the Better Together newsletters. You can use the sections below to quickly navigate to the specific topics/sections of interest. If you have any additional questions that have not been answered yet, please contact us at GentivaBetterTogether@kindred.com.

CONTENTS

To help you navigate this guide, we have divided this guide into five primary question themes: General, HR, Technology, Travel, and Sales.

General: 3

Why have we decided to combine these two companies? 3
What will the company look like after the transaction is complete? 3
When will the transaction be final? 3
What changes will Gentiva employees notice? 3
What changes will Gentiva patients notice? 3
What should I do during the transition? 3
How is this merger good for our patients and referral sources? 3
What is Kindred's dress code policy? 3
How will Day 1 affect Gentiva Branding? Will the Gentiva Hospice logo, colors, and name change at the grassroots and local market levels? 3
Will Gentiva employees that apply for available Kindred openings be provided internal consideration as a current employee or will we have to apply as a new hire? 4
What other opportunities will this transaction create for employees? 4
Are there opportunities for employees to relocate to another state as the merge moves forward? 4
What will happen to the Gentiva headquarters in Atlanta? 4
When will Gentiva employees receive updates? 4

Human Resources: 4

Will there be any changes to my Gentiva benefits and PTO? 4
I currently use the Employee discount for my personal Verizon phone plan. Do you have any knowledge is this discount will be continued with Kindred? 4
How will this merger work for those employed by both companies? 4
Will outplacement services be provided to those impacted? 4
What does this mean for our Gentiva stock? 5

continued

1

When can Gentiva Stockholders expect to receive the money and stock from the purchase of Gentiva? 5
When can Gentiva employees expect to receive annual performance evaluations? 5
I have been using Gentiva Tuition Assistance to get through a degree program. How will that work now that Gentiva and Kindred are merging? 5
Will we see a pay raise? 5
Will Kindred have opportunities for per diem and part-time employees? 5
Many Gentiva employees work virtually. Will Kindred embrace these types of positions, or will we expect to see these positions change? 5
What will happen to Gentiva's training and development programs (i.e., Clinical Ladder and Gentiva University)? 5
Currently per diem employees are receiving their paychecks every Friday, will that remain the same? 5
Will the combined company continue to have the John T. Ennis, Sr. Foundation? 5

Technology: 6
What type of electronic documentation/computer-based system is Kindred at Home using? 6
Will GentivaLink continue to be used or will we be on a combined electronic records platform? 6
How does the combination of Gentiva and Kindred affect the plan to develop computer programs to support Hospice functionality? 6

Travel: 6
Will there be any changes to Gentiva's travel and reimbursement policies? ..6
Does Kindred provide a company vehicle? 6

Sales: 6
What is Kindred at Home's Referral Intake Model? How will the acquisition affect both companies Contracts with payers/vendors? 6
Will the current non-compete with Gentiva transfer over to Kindred or will sales team members be required to sign a new non-compete with Kindred? 6
Some of our long-term care facilities are telling us they are no longer going to refer to us because of Kindred being their competition. Once the transaction is finalized will Gentiva Hospice be the exclusive hospice provider in Kindred facilities? 6
Will Kindred have a central intake/insurance department to keep up with the increase of new patient referrals and insurance verification/ authorizations? 7
Will we begin to accept more insurances as a combined company? 7

continued

Kindred Healthcare

&

GENTIVA

KINDRED HEALTHCARE'S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.

OUR KEY SUCCESS FACTORS

- Take Care of Our People
- Take Care of Our Patients, Residents and Customers
- Grow
- Be Efficient
- Manage Our Capital Wisely
- Organizational Excellence Through Performance Improvement

Gentiva's Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

2

GENERAL

Why have we decided to combine these two companies?

We believe that by joining together, we can create the leading provider of integrated care that places us at the center of population health management and value-based payment trends in local markets. We know that our companies are well aligned in our Missions and in our collective commitment to serving patients in the best way possible in order to create excellent clinical outcomes and wellness.

What will the company look like after the transaction is complete?

The combined company will operate in 47 states and serve more than one million patients per year. Additionally, the Kindred's growth in its employee population to 109,000 will make it the 78th largest private employer in the United States and 4th largest private employer in the healthcare industry. Together we will enhance Kindred's position as the nation's premier post-acute care provider.

After Day 1, our Integration Team will begin diving deeper into the structure of our organization. We want to be sure we are pulling the best and most efficient practices from Gentiva and Kindred to form the combined company. As we progress through 2015 we will be able to provide more specifics about any organizational changes that may occur.

When will the transaction be final?

We are making great strides with our Integration Team and we expect the transaction to be complete within the first Quarter of 2015. Therefore, within a few short months, Gentiva and Kindred will become one unified company, dedicated to a Mission of providing hope, healing and recovery for our patients.

What changes will Gentiva employees notice?

At the field level there will be little to no change. When the transaction is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting opportunities for the majority of employees. We have formed an Integration Team to help plan for the combination and we intend to work closely with the entire Gentiva management team to achieve a seamless integration of our two organizations.

What changes will Gentiva patients notice?

Your patients will see no change in the care delivered to them each day. As long as we all focus on the importance of continuing to deliver quality services to the patients we treat, our businesses and the care provided will remain the bedrock of our foundation.

What should I do during the transition?

This does not change anything that you do each day. Please continue to act with the same dedication and focus that you always have as you deliver compassionate care to your patients.

How is this merger good for our patients and referral sources?

We believe that by joining together, we can create the leading provider of integrated care that has the strength and clinical expertise to improve patient outcomes, smooth care transitions between settings and create a recovery that supports wellness and independence at home. We know that our companies are well aligned in our Missions and in our collective commitment to serving our patients, being strong partners with our referral sources and in creating exciting opportunities for our employees.

What is Kindred's dress code policy?

Our employees put our best foot forward in representing Kindred with our patients, families and communities. We ask that employees that have direct contact with patients, such as our registered nurses and physical therapists, wear appropriate attire and identification while on duty. For those employees working in Support Centers, we ask that they wear the appropriate business casual attire.

How will Day 1 affect Gentiva Branding? Will the Gentiva Hospice logo, colors, and name change at the grassroots and local market levels?

At Kindred, we understand the importance of an organization's brand and have worked hard to promote and build the Kindred brand over the years. As we progress with combining our companies, we are planning on slowly integrating Gentiva into the Kindred brand. We want to ease our customers through this transition and help them understand that the care and services they received with Gentiva will be the same with Kindred.

Since we will be such a large and geographically dispersed organization, we feel strongly about all sites adopting the unified Kindred brand. We are currently developing marketing and branding strategies for areas throughout the country to help educate the public and promote the unmatched strength of our combined company.

continued

3

Will Gentiva employees that apply for available Kindred openings be provided internal consideration as a current employee or will we have to apply as a new hire?
Until the transaction is complete, Kindred and Gentiva will continue to operate as two separate companies. Due to legal restrictions, you as a Gentiva employee can not apply as an internal hire for Kindred positions prior to close. If you do apply for and accept a position with Kindred prior to close, you would be considered an external hire and would therefore forfeit your tenure and any PTO accrued while with Gentiva.

Once the transaction is complete, due to legal restrictions, there is an operational mandate that will freeze internal transfers between Kindred and Gentiva for 2015 while our systems and processes are harmonized.

What other opportunities will this transaction create for employees?
When the transaction is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting career opportunities for many employees. Kindred has demonstrated a history of investing in its employees through educational, and professional and leadership development opportunities that will continue in the combined company.

Are there opportunities for employees to relocate to another state as the merge moves forward?
After the transaction closes in early 2015, the combined company will have a significant presence in local communities in 2,869 locations throughout 47 states. This nationwide presence offers new employment opportunities within the combined company.

Please note that from Day 1 through the end of 2015, we will be undergoing a "transition period," in which we will work to get the Gentiva employees onto Kindred's payroll and systems. During this time, many decisions will be made with regard to how to design the new benefit plans and how to handle former years of service. If you wish to apply, relocate or take a position with Kindred, prior the transition date, you will start with Kindred as a "new hire" and as such, this will have an impact on your current benefits, PTO and credited years of service with Gentiva.

We encourage employees to wait until after the "transition period" so that they may not have their benefits interrupted and so that they continue to be eligible any for adjusted service time that Kindred may honor. The same philosophy will hold true for any Kindred employee wishing to apply for opportunities with Gentiva.

What will happen to the Gentiva headquarters in Atlanta?
The headquarters of the combined company will be located in Louisville, KY. However, the combined company will maintain a significant presence in both Atlanta and Kansas City.

When will Gentiva employees receive updates?
We have created an email address where you can send any questions: GentivaBetterTogether@kindred.com. This email address will be monitored by our communications group on an ongoing basis and will be responded to by senior leadership. We will address any questions you may have in ongoing communications that we will send out regularly. You will be able to access this document and all future issues of our Better Together communication on our employee website www.kindredhealthcare.com/employees/.

HUMAN RESOURCES

Will there be any changes to my Gentiva benefits and PTO?
Through the end of 2015, Gentiva employees will continue with their selected healthcare benefits plan and PTO program, which includes the number of hours you earn, the maximum sick bank you may maintain, when and what amount of time rolls over, and how you use the time. Over the next several months we will begin the process of reviewing not only the benefit and PTO programs, but all Gentiva and Kindred HR programs, with the goal of harmonizing the offerings for the combined company in 2016. As we move through this process we will provide updates and more information as it becomes available.

I currently use the Employee discount for my personal Verizon phone plan. Do you have any knowledge is this discount will be continued with Kindred?
Your current discount will continue for all of 2015. Kindred also has a wide-variety of negotiated discounts with an array of service providers – including phone services – and we will communicate the full nature of these discount programs and other programs that feature employee preferred pricing after Day 1.

How will this merger work for those employed by both companies?
At this point, subject to applicable regulations, our plan after we combine the companies is that Kindred will honor your earliest date of current service with either company, so long as there was no significant break in service, for the purposes of seniority and benefits.

Will outplacement services be provided to those impacted?
Yes, group outplacement services will be provided to those employees who receive a severance. These services will be provided onsite at Gentiva. You will receive additional outplacement information within 30 days.

4

What does this mean for our Gentiva stock?

Under the terms of the agreement, Gentiva shareholders will receive $14.50 per share in cash and $5.00 of Kindred common stock (which equates to 0.257 shares of Kindred common stock based upon an agreed upon fixed exchange ratio). We value your investment in Gentiva and your continued support in Kindred.

When can Gentiva Stockholders expect to receive the money and stock from the purchase of Gentiva?

We currently expect the closing of the transaction to occur in the first quarter of 2015. Promptly after the merger is completed, an exchange agent on our behalf will send to each record holder of Gentiva common stock a letter of transmittal and instructions for surrendering or transferring Gentiva shares in exchange for the merger consideration. If you are a stockholder, you were sent a proxy statement of Gentiva and a prospectus of Kindred that will include more information on the process for receiving your merger consideration. We urge you to read these materials when they become available.

When can Gentiva employees expect to receive annual performance evaluations?

Until the close of the transaction, Gentiva will continue to operate separately from Kindred, which will include the manner in which performance evaluations are conducted. After the close, Kindred will perform annual employee evaluations in the ordinary course of business to acknowledge areas where employees are doing well, determine areas for improvement, and identify needed resources or training. In many cases evaluations are conducted around the anniversary of an employee's service date.

I have been using Gentiva Tuition Assistance to get through a degree program. How will that work now that Gentiva and Kindred are merging?

Kindred also has a tuition assistance program available to full-time and part-time employees for job-related courses. Our Integration Team will look at both programs to ensure that we have the best tuition assistance program in place for our combined company.

Will we see a pay raise?

At Kindred we are committed to doing what we can, when we can to retain and recruit top talent, which includes providing merit increases. At this time our Integration Team is working to identify an organizational structure and processes that will best support our employee and patient populations. As part of this analysis, we will discuss a process to determine pay raises. As soon as we have additional information – about merits, about benefits –we will share it with you. We appreciate your patience.

Will Kindred have opportunities for per diem and part-time employees?

The combined company will continue to value the role that our part-time– and our per diem/PRN – employees play in ensuring our ability to effectively care for our patients.

Many Gentiva employees work virtually. Will Kindred embrace these types of positions, or will we expect to see these positions change?

Kindred appreciates the need for flexibility in schedules and work locations. The Integration Team is working to establish whether there would be any changes in these practices.

What will happen to Gentiva's training and development programs (i.e. Clinical Ladder and Gentiva University)?

At Kindred, we are proud of our commitment to our greatest strength – our dedicated employees. In order to equip our teammates to provide high-quality medical care and rehabilitation, we invest in ongoing training, educational opportunities, sharing of best practices, as well as providing the proper tools and resources. Our goal is to ensure that all of our employees have the background and training to provide the very best in care and services to our patients.

Currently per diem employees are receiving their paychecks every Friday, will that remain the same?

There will be no changes to payroll services or cycles for Gentiva employees in 2015. As we continue working through the integration process for the combined company, we will be sure to share details with you.

Will the combined company continue to have the John T. Ennis, Sr. Foundation?

The John T. Ennis, Sr. Foundation is a remarkable program with an incredible mission focused on continuing the legacy of Mr. John T. Ennis, Sr., a man who selflessly served others in need. As caregivers we are always serving others, and this program has been instrumental in helping Gentiva employees in times of need.

At Kindred we have a similar program – the HOPE Fund. Short for Helping Others Persevere through Emergencies, the fund assists employees facing challenging and catastrophic life events with financial support. In past years the HOPE Fund, like the John T. Ennis, Sr. Foundation, has not only helped employees and their families, but has also partnered with the Red Cross to provide support to communities affected by natural disasters. We will continue the mission of the Ennis Foundation.

5

TECHNOLOGY

What type of electronic documentation/computer-based system is Kindred at Home using?

Kindred at Home implemented the Homecare Homebase product. While this platform and supplier has proven beneficial, the changing nature of the home care business, payment models, and regulation always demand reconsideration of the best options available. Accordingly, we have made no decisions around the best platform for the combined business going forward. In fact, it will be many months, or perhaps many quarters, before we have an opportunity to fully assess the implications of the options available to us.

Will GentivaLink continue to be used or will we be on a combined electronic records platform?

As a healthcare organization, effective, reliable technology systems are at the heart of our being able to provide quality patient care. We are convening a System Evaluation Team, which will be made up of representatives from operations, clinical services and information technology to help evaluate the GentivaLink and Homecare Homebase systems to determine a go forward path. On Day 1, both systems will remain in place. During the first quarter of 2015, the team plans to develop and communicate the decision about which technology platform will be retained and a roll-out schedule for the implementation.

How does the combination of Gentiva and Kindred affect the plan to develop computer programs to support Hospice functionality?

As we have stated in previous Better Together newsletters, our goal is to implement the most appropriate health information technologies for our patients and our providers as promptly and efficiently as possible. This applies to the hospice locations for the combined company. Key stakeholders – business leaders, clinicians, and technologists – will begin to address this issue immediately following the closing of the transaction. When we know more about timing, we will be sure to share it with you.

TRAVEL

Will there be any changes to Gentiva's travel and reimbursement policies?

We are reviewing the current processes for both Gentiva and Kindred and will communicate new processes for requesting and booking travel and reimbursement when any changes are made.

Does Kindred provide a company vehicle?

We do not provide company vehicles, but we recognize that many of our team members spend a significant amount of time driving so we provide mileage reimbursement in line with our peer companies. We will approach cases where employees would be impacted by a change in this policy on a case-by-case basis. To ensure you are able to provide care to your patients on Day 1 and beyond, no immediate change will occur to this policy. If you have any questions or concerns please contact your manager.

SALES

What is Kindred at Home's Referral Intake Model? How will the acquisition affect both companies Contracts with payers/vendors?

The Integration Team will be reviewing and assessing all vendor relationships and contracts and we will be providing updates and information as it is available. In addition, there should be minimal to no impact to the payer contracts once the transaction is completed during the first quarter of 2015. However, the Integration Team will be reviewing all payer contracts to ensure continuity of care within integrated markets and we will provide any updates as needed.

Will the current non-compete with Gentiva transfer over to Kindred or will sales team members be required to sign a new non-compete with Kindred?

Once the deal closes, Kindred will inherit and recognize all of Gentiva's non-compete agreements. Moving forward, we will take a look at our combined company's non-competes and identify best practices across our organizations.

Some of our long term-care facilities are telling us they are no longer going to refer to us because of Kindred being their competition. Once the transaction is finalized will Gentiva Hospice be the exclusive hospice provider in Kindred facilities?

We recognize that in certain markets there will be competing care providers, however we are confident that our combined company will offer a full continuum of care continued that will provide our patients with better care quality and more support as well as open the door for additional referral opportunities. Maintaining our referral networks is one of the most critical priorities for our Integration Team. We are currently in the process of identifying and rolling out plans to preserve our referral sources throughout the integration effort. After close, we will provide comprehensive talking points for our sales teams

6

to help in these situations. We see an exciting opportunity Will we begin to accept more insurances as a combined for new, internal referrals as our patients move along the company? care scale across our joint company. Across the country and throughout all components of the nation’s health system, there has been a significant growth
Will Kindred have a central intake/insurance department in the role of Managed Care Organizations (MCOs). to keep up with the increase of new patient referrals and MCOs negotiate with healthcare providers in order to insurance verification/authorizations? identify those providers with whom they will partner and Maintaining and growing our referral sources is one of the care settings in which they prefer to operate. Under the our critical priorities for the integration effort. It is too combined company, we will pursue a strategy to develop soon to determine if we will need a centralized intake/ strong business relationships and partnerships with a insurance department to manage new patient referrals, wide variety of MCOs to help provide quality-driven care however the Integration Team is working to identify existing management across the entire care continuum for their plan referral sources, such as insurance providers, and leverage participants. new referral sources that come with our joint company’s broadened care continuum.

Forward-Looking Statements
This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).
Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred has filed with the SEC a registration statement on Form S-4 (File No. 333-200454), including Amendment No. 1 thereto, that contains a definitive proxy statement of Gentiva that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on December 18, 2014, and Kindred and Gentiva commenced mailing the definitive proxy statement/prospectus to Gentiva stockholders on December 22, 2014. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the definitive proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, http://www.sec.gov. Those documents, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.
Participants in Solicitation
Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

8

680 South Fourth Street Louisville, Kentucky 40202
CONTINUE THE CARE www.kindred.com
© 2013 Kindred Healthcare Operating, Inc. CSR 181356